Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
COGENT COMMUNICATIONS GROUP
(000’s)

	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	Three
	ENDED	ENDED	ENDED	ENDED	ENDED	ENDED	Months
RATIO OF EARNINGS TO FIXED CHARGES	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/1/2006	3/31/2007
FIXED CHARGES
Interest expense - net of capitalized interest	$7,945	$36,284	$19,776	$13,002	$11,747	$10,684	$2,713
Interest capitalized	4,400	800	100	—	—	—	—
Estimated interest in rental expense	268	207	475	759	1,095	3,190	824
Fixed charges	$12,613	$37,291	$20,351	$13,761	$12,842	$13,874	$3,537
EARNINGS
Pretax income (loss)	$(66,913)	$(91,843)	$140,743	$(89,660)	$(67,518)	$(53,757)	$(9,404)
Plus: Fixed Charges	12,613	37,291	20,351	13,761	12,842	13,874	3,537
Less: Capitalized interest	(4,400)	(800)	(100)	—	—	—	—
Plus: Amortization of capitalized interest	291	786	858	888	885	885	221
Earnings	$(58,409)	$(54,566)	$161,852	$(75,011)	$(53,791)	$(38,998)	$(5,646)
Ratio of Earnings to Fixed Charges			8.0
Dollar amount of deficiency	$(71,022)	$(91,857)		$(88,772)	$(66,633)	$(52,872)	$(9,183)

							Three
							Months
	2001	2002	2003	2004	2005	2006	3/31/2007
Estimated interest in rental expense
Rent expense	$3,300	$3,300	$8,300	$12,300	$14,400	$33,800	$8,450
Prime rate - plus 1.5%					7.6%	9.4%	9.8%
90 day LIBOR plus 4.5%	8.1%	6.3%	5.7%	6.2%
Estimated interest in rental expense	$268	$207	$475	$759	$1,095	$3,190	$824